Exhibit 1.01

Eni SpA

Conflict Minerals Report

for the reporting period from
January 1 to December 31, 2025

Introduction

This report for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the U.S. Securities and Exchange Commission to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production process of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum, and tungsten (3TG).

No conflict mineral is intentionally added to, or serves as a functional component of, products sold by Eni. However, the manufacturing process for Eni’s refined petroleum products (“Covered Products”) at Eni’s Refining operating segment utilizes catalysts which include tin or tungsten compounds as active ingredients. These catalysts are not intended to be consumed in the refining process and remain part of the refining apparatus; therefore, no traces of a conflict mineral should remain in the products sold by Eni. Accordingly, we do not believe these products are within the scope of the Conflict Mineral Rules. Nevertheless, because there is no de minimis standard under the U.S. SEC Conflict Minerals Rules and the U.S. SEC has not granted any waiver to chemicals compounds and due to uncertainty, we assume that trace amounts of conflict minerals (“Necessary Conflict Minerals”) may exist in some of our finished products. The refinery catalysts containing Necessary Conflict Minerals are provided by third party suppliers. Therefore, this report relates to Eni’s products for which 3TG are necessary to the production process of those products and that were manufactured or contracted to be manufactured by Eni in calendar year 2025.

We have performed a Reasonable Country of Origin Inquiry (“RCOI”) with our suppliers of Necessary Conflict Minerals using the latest version of the Conflict Minerals Reporting Template “CMRT” questionnaire of the Responsible Minerals Initiative (RMI). The Questionnaire is designed to facilitate disclosure and communication of information regarding smelters and refiners (SORs) or mines where the Necessary Conflict Minerals utilized in our manufacturing process were produced or sourced. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the SORs that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. We believe that such inquiry was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or are from recycled or scrap sources. We have filed this Conflict Minerals Report because, as of the filing date, based on the results of the RCOI, we were unable to determine the (SORs) where the Necessary Conflict Minerals utilized in our production process were sourced. We also have reasons to believe it is possible that some Necessary Conflict Minerals supplied to us may have originated in the Covered Countries. Accordingly, we conducted further due diligence on the source and chain of custody of our Necessary Conflict Minerals.

As a “downstream” company, we do not have any direct relationship with SORs or mines, therefore, we rely on our direct suppliers of catalysts to obtain information about the SORs as well as the mines where those Necessary Conflict Minerals were mined, processed, or sourced.

Based on our RCOI and due diligence measures described herein, with respect to the year ended December 31, 2025, Eni did not have sufficient validated information from its suppliers to determine all the smelters or other facilities used to process, the country of origin and the mine or location of origin of the Necessary Conflict Minerals supplied to us, which were necessary to the manufacturing process of the Covered Products.

Part I – Design and execution of Due diligence

Eni carried out due diligence on the source and chain of custody of the Necessary Conflict Minerals that are necessary to the manufacturing of our Covered Products. Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework.

•	Step 1: Establish strong company management systems;
•	Step 2: Identify and assess risks in the supply chain;
•	Step 3: Design and implement a strategy to respond to identified risks;
•	Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and
•	Step 5: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish strong company management systems

☐	Conflict minerals project team

We have established a cross functional conflict minerals project team to perform the Conflict Minerals compliance program and fulfill the relevant reporting obligations. The compliance program has been approved by the Company’s top management. Our only business segment, the Refining business, involved in the program has also established a team responsible for conducting, supervising, and coordinating all relevant activities at divisional level and reporting to a compliance team set at Group level, who oversees the activity, informs the Group’s top management about the results of the activities performed and prepares the report to comply with the US SEC reporting obligations. We have adopted internal Group-level procedures and rules to raise awareness about our intention to establish a responsible supply chain.

☐	Conflict minerals policy

We have established and periodically updated a policy with respect to the sourcing of minerals from the Covered Countries and published this Group policy at our website at https://www.eni.com/en-IT/sustainability/people-community/human-rights.html.

In this policy we confirm our commitment to corporate sustainability and respecting and promoting human rights in our operations and across the supply chain and set our expectations that our Business Partners will conform to those standards.

☐	Suppliers’ engagement

Eni has in place guidelines, procedures and standard contractual terms and conditions that require compliance with human rights as a prerequisite for doing business with Eni and with the Eni Code of Ethics as contractual obligations towards Eni. Our standard contractual terms and conditions regarding the supply of products that contain or may contain conflict minerals include clauses regarding responsible sourcing. Our suppliers are required to maintain procedures reasonably designed to ensure that any conflict minerals sold to Eni are sourced in accordance with the principle of a responsible supply chain and are required to promptly notify us in case of any breaches of this requirement. No such notifications have been received so far.

☐	Grievance mechanism

Eni has established a procedure for reporting any violation of our guidelines on respect of human rights and/or other part of our compliance program via a whistle blowing mechanism whereby alleged violations can be reported to Eni via existing grievance channels for ethics or compliance violations.

Step 2 and Step 3: Identify, assess, and design and implement a strategy to address risks in the supply chain

To identify, assess and respond to risks in the supply chain, we undertook the following measures:

☐	We conducted a good faith RCOI of our supply chain. We directed and coordinated the execution of the RCOI at Group level. Our Refining operating segment performed a risk-based analysis to identify the suppliers to be included within the scope of the RCOI. This analysis was focused on our suppliers of refinery catalysts to identify those presenting the highest risk of providing us with Necessary Conflict Minerals. All these suppliers were inquired about the characteristics and mineral content of the catalysts they supplied to us. Based on this review, we identified the few suppliers that provided us with the Necessary Conflict Minerals for the manufacturing process of our refined products during the year ended December 31, 2025. Those suppliers were surveyed based on the CMRT questionnaire developed by the RMI to gather information about their respective supply chains. The questionnaires returned by the inquired suppliers were reviewed to assess completeness and reliability of responses and to identify risk areas.

☐	The surveyed suppliers provided us with complete information about the SORs where they sourced 3TG, including whether any of the indicated SORs are included in the list of SORs certified as conformant to the relevant Responsible Minerals Assurance Process (“RMAP”) standards of the RMI. We have no reasons to believe the responses to be inaccurate. Almost all suppliers in-scope represented they have sourced the 3TG supplied to us at SORs conformant to the RMAP standards of the RMI. We acknowledge that a supplier was still in the process of tracing its supply chain and as such it did not have sufficient, validated information to determine conclusively the SORs, mines or countries of origin of the 3TG supplied to us.

☐	Our executive management team in charge of the conflict minerals program was informed of the nature and overall risk of suppliers’ responses received. Management reporting materials were prepared summarizing the results of the risk assessment process.

☐	We have a risk management plan to address concerns that a supplier may be providing Eni with 3TG sourced from the Covered Countries. If a supplier indicates that it may have sourced 3TG from the Covered Countries, we follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and SORs or mines of origin of the 3TG supplied to us. Identified risks are reported to the Group Compliance Department, which determines appropriate follow-up actions, if any, to mitigate risks. In 2025, there have been no instances of identified high risk issues in the supply chain that required follow-up actions to be considered.

Step 4: Carry out independent third-party audit at identified points in the supply chain

Eni relies on the RMI’s RMAP to perform third-party audits of SORs. We compared the SORs identified by our suppliers to the list of SORs certified as “compliant” or the equivalent by the RMI.

Step 5: Report on supply chain due diligence

In accordance with OECD Guidance and Form SD requirements, this report and the related Form SD are posted to our website at https://www.eni.com/en-IT/sustainability/people-community/human-rights.html.

Part II - Due diligence results and follow-up

As a downstream consumer of conflict minerals, we rely on our suppliers’ statements and representations to gather information about the source and chain of custody of the Necessary Conflict Minerals supplied to us for utilization in the production process of the Covered Products, including the SORs where such conflict minerals were processed, the mines where they were sourced, the countries where they originated with the greatest possible specificity and whether the Necessary Conflict Minerals were sourced from the Covered Countries or were from recycled or scrap sources.

Based on the due diligence results, at this stage, we can conclude that all our suppliers of Necessary Conflict Minerals are fully engaged in tracing their respective supply chains. However, not all the suppliers in scope have provided us with conclusive information about the country, the SORs or the mines of origin of the Necessary Conflict Minerals supplied to us and consequently we were unable to link conclusively our Necessary Conflict Minerals from the Covered Countries to the Covered Products. We were unable to do so because in a case the responses were with respect to the supplier’s overall 3TG sourcing, without linking directly specific 3TG to parts or products provided to Eni in a reasonable reliable manner. Furthermore, this supplier represented to us that some of the survey responses received in turn by its suppliers provided SOR information for 3TG used in products provided to Eni but did not confirm that the 3TG originated from the Covered Countries as the identified SORs source from multiple countries, potentially including sourcing from the Covered Countries.

Accordingly, as of the year ended December 31, 2025, Eni does not have sufficient validated information to determine the SORs, and the countries and the specific mines of origin of the Necessary Conflict Minerals supplied to us, which are necessary to the manufacturing process of our Covered Products.

Continuous improvement efforts to mitigate risks

We intend to take the following steps to improve the due diligence and to further mitigate any future risk of sourcing 3TG that may have benefitted armed groups:

☐	to continue to work closely with our suppliers to obtain the necessary validated information on the origin of the Necessary Covered Minerals supplied by Eni, which we expect will become available as more of our suppliers receive the necessary information from their respective upstream suppliers and an increasing number of SORs become compliant with the RMAP of the RMI;

☐	to work with suppliers who provided responses containing red flags by helping them understand the importance of this initiative to Eni. We will also evaluate disengaging consistently reticent and non-collaborative suppliers;

☐	to continue to raise awareness both internally and with our high-risk suppliers about Eni’s commitment to fully trace the entire supply chain back to the countries of origin, the smelters, refiners, and mines where our Necessary Covered Minerals are sourced;

☐	to support responsible in-region mineral sourcing from the Covered Countries to not negatively affect the economies of such countries;

☐	to reiterate assessment process of our product portfolio and suppliers to obtain a comprehensive map of Eni’s areas of risks.

Independent audit

In accordance with the guidance set forth in the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017, Eni has not obtained an independent private sector audit of its due diligence process.

Safe harbor statement

Certain disclosures contained herein contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, plans, forecasts, and projections about Eni’s future due diligence steps and procedures. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "evaluates" variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the U.S. SEC.